Exhibit 1

EMPLOYMENT AGREEMENT

By and Between

GRUBB & ELLIS COMPANY

and

MAUREEN A. EHRENBERG

As of January 1, 2005

EMPLOYMENT AGREEMENT

     EMPLOYMENT AGREEMENT (this “Agreement”) effective as of January 1, 2005, by and between GRUBB & ELLIS COMPANY, a Delaware corporation having an address at 2215 Sanders Road, Suite 400, Northbrook, IL 60062 (the “Company”), and MAUREEN A. EHRENBERG an individual residing at ___(“Executive”).

W I T N E S S E T H:

     WHEREAS, the Company desires to employ Executive and Executive desires to provide her services to the Company in connection with the Company’s business; and

     WHEREAS, both parties desire to clarify and specify the rights and obligations which each have with respect to the other in connection with Executive’s employment.

     NOW, THEREFORE, in consideration of the agreements and covenants herein set forth, the parties hereby agree as follows:

     1. Employment

     The Company hereby employs Executive as President of both Grubb & Ellis Management Services, Inc. and of Global Client Services and Executive Vice President, Grubb & Ellis Company, and Executive hereby accepts such exclusive employment and agrees to render such services as an employee of the Company, all subject to and on the terms and conditions hereinbelow set forth.

     2. Duties and Responsibilities of Executive

     Executive’s responsibilities and duties hereunder shall be commensurate with those of a similarly situated executive officer of an entity engaged in the business engaged, or proposed to be engaged in, by the Company. In the performance of her duties, Executive shall report directly to the Board of Directors of the Company (the “Board”), or the Chief Executive Officer of the Company. Executive shall use her best efforts to maintain and enhance the business and reputation of the Company and shall perform such other duties commensurate with Executive’s position as may, from time to time, be designated in writing to Executive by the Board or the Chief Executive Officer of the Company. Executive’s principal place of employment shall be in the Chicago, Illinois metropolitan area, but Executive shall be available to travel as the reasonable needs of the Company may require. During her employment, Executive shall devote herself to the business and affairs of the Company on a full-time basis; provided, however, that so long as such activity does not materially interfere with Executive’s performance of her duties and responsibilities hereunder, and is not contrary to the interests of the Company, Executive may (A) serve on the board of directors (or similar governing body) of another company that is not, in the good faith judgment of the Board, competitive with any business conducted by the Company, (B) participate in civic, charitable or educational activities, and on behalf of civic, charitable or educational organizations, and/or (C) maintain, monitor and pursue personal investments, individually or through a corporation or other business organization, which do not involve business activities, or investments in an entity that are, in the good faith judgment of the Board, are competitive with any part of the business of the Company.

     3. Compensation

          (a) In consideration for Executive’s services to be performed under this Agreement and as compensation therefor, Executive shall receive, in addition to all other benefits provided for in this Agreement, a base salary (the “Base Salary”) at a rate of Three Hundred and Sixty Thousand ($360,000) Dollars per annum. All payments of Base Salary shall be subject to all applicable withholdings and deductions, and shall be payable in accordance with the Company’s customary payroll practices. The Base Salary shall be subject to annual review by the Compensation Committee of the Board (the “Compensation Committee”) and, in connection with such annual review, the Base Salary may be increased at the discretion of the Compensation Committee.

          (b) In addition to the Base Salary, Executive shall be eligible to receive annual bonus compensation (“Bonus Compensation”). Executive’s Bonus Compensation for calendar year 2005 shall be at the target level of eighty percent (80%) of Base Salary, based upon the written bonus plan and formula to be established each year during the “Term” (as defined in Section 5 below) by the Compensation Committee. The Bonus Compensation plan to be established each year by the Compensation Committee shall be designed to take into account both the performance of the Executive and the Company (ten percent (10%) based on Executive’s qualitative performance, thirty percent (30%) based on the Company’s earnings before taxes and interest (“EBIT”), and sixty percent (60%) based on the EBIT of Executive’s business unit); provided that, with respect to the component of Executive’s Bonus Compensation based upon Executive’s performance, Executive shall receive a written annual incentive plan for each year of her employment setting forth reasonable performance criteria for attainment of Executive’s Bonus Compensation and said criteria must be reasonably achievable by Executive. All Bonus Compensation shall be determined annually by the Compensation Committee and shall be payable in accordance with the procedures established from time to time by the Compensation Committee, subject to all applicable withholding and deductions, and in accordance with the Company’s customary payroll and bonus payment practices. Upon the expiration or non-renewal of this Agreement, or in the event of a termination of Executive’s employment: (i) without “Cause” (as defined in Section 8(a) below); (ii) for “Good Reason” (as defined in Section 8(e) below); (iii) upon Executive’s incapacity or death (under Section 8(b) or Section 8(c), respectively), but not (iv) in the event of a “Change in Control” (as defined in Section 8(g) below), subject to the execution and delivery of the release in the form annexed hereto as Exhibit II (the “Release”), Executive shall receive Bonus Compensation, or a pro rata share thereof, if applicable, to which she is entitled, regardless of whether she remains employed on the date said Bonus Compensation is paid or scheduled to be paid.

          (c) Upon the execution hereof, in accordance with the terms and conditions of that certain Restricted Share Agreement in the form annexed hereto as Exhibit II (the “Restricted Share Agreement”), Executive shall receive such number of restricted shares of the Company’s common stock (the “Restricted Shares”) that is equal to Five Hundred Thousand Dollars ($500,000) divided by the closing price of the Company’s common stock on the trading day immediately preceding the date on which this Agreement is actually entered into by the parties (the “Fair Market Value”), rounded up to the nearest whole share of common stock. As provided in the Restricted Share Agreement, all of the Restricted Shares shall vest upon a “Change in Control” (as that term is defined in Section 8(g) below). In the event that Executive is terminated by the Company in accordance with Section 8(d) below, or Executive terminates this Agreement in accordance with Section 8(e) below, or Executive’s employment hereunder is terminated pursuant to Section 8(b) or Section 8(c) below, all of the Restricted Shares shall nonetheless continue to vest in accordance with the Restricted Share Agreement. Except in the event of a Change in Control, none of the Restricted Shares shall vest until two (2) days immediately prior to the third anniversary of the date first set forth above (the “Vesting Date”). Accordingly, notwithstanding anything contained herein to the contrary, in the event that (i) this Agreement is in full force and effect on the Vesting Date, or (ii) (A) Executive’s employment is terminated as a result of Executive’s incapacity under Section 8(b) below, (B) Executive’s employment is terminated as a result of Executive’s death under Section 8(c) below, (C) Executive is terminated by the Company in accordance with Section 8(d) below, or (D) Executive terminates this Agreement in accordance with Section 8(e) below, all of the Restricted Shares shall vest as the Vesting Date, provided that the general release set forth in Section 15(b) has not theretofore been revoked or breached by Executive. The Restricted Shares shall otherwise be subject to all of the terms and conditions set forth in the Restricted Share Agreement. Executive shall have the right to receive the Restricted Shares, subject to the terms of this Agreement and the Restricted Share Agreement, upon the full execution and delivery of this Agreement by the parties.

          (d) Executive shall be entitled to participate in the Company’s performance-based Long Term Incentive Plan (the “Incentive Plan”), commencing January 1, 2005 and continuing through the remainder of Executive’s employment, in such amounts as shall be determined by the Compensation Committee as approved by the Board (“Incentive Plan Compensation”). Upon the expiration or non-renewal of this Agreement, or in the event of a termination of Executive’s employment (i) without Cause; (ii) for Good Reason; (iii) upon Executive’s death or incapacity (under Section 8(b) or 8(c), respectively) or (iv) but not in the event of a Change in Control, subject to the execution and delivery of the Release, Executive shall receive Incentive Plan Compensation, or a pro rata share thereof, if applicable, to which she is entitled, regardless of whether she remains employed on the date said Incentive Plan Compensation is paid or scheduled to be paid; provided, however, that notwithstanding the foregoing or any other provision contained herein to the contrary, no termination of this Agreement or of Executive’s employment will affect or cause a forfeiture or diminution of Executive’s Incentive Plan Compensation under the Incentive Plan for any calendar year preceding the year in which such termination occurs (such prior calendar year’s Incentive Plan Compensation being fully vested for purposes hereof).

     4. Benefits and Perquisites

          In addition to the compensation provided above, Executive shall receive the benefits and perquisites set forth in this Section 4 during the term hereof.

          (a) Five (5) weeks of vacation per year, which shall accrue on a monthly basis, and any unused portion shall be carried over from year to year. Upon the expiration, non-

renewal, or the termination of this Agreement for any reason including a termination or claimed termination for Cause Executive shall be entitled to receive all accrued vacation pay, including any pro rata share accrued during the year of said termination, in a lump sum. It is expressly understood and agreed that Executive’s right to five (5) weeks of vacation, the right to carry over from year to year any unused vacation time, and the right to receive payment for any unused vacation, shall commence as of the effective date of this Agreement as set forth hereinabove, and no such right to five (5) weeks vacation, the right to carry over unused vacation from year to year, and the right to receive payment for any unused vacation time shall be applicable to, or shall accrue with respect to, any period prior to January 1, 2005.

          (b) All benefits and perquisites currently enjoyed by Executive as President of Grubb & Ellis Management Services, Inc. and Global Client Services, including those benefits and perquisites set forth in Exhibit IV annexed hereto. In addition, Executive shall be entitled to participate in all employee welfare benefit plans (including but not limited to any plan related to medical, dental, vision, incentive, savings, stock option, profit sharing, retirement, disability and/or life insurance) that are made available by the Company to similar executives; provided, that such plans and arrangements are made available at the absolute and sole discretion of the Company and nothing in this Agreement establishes any right of the Company’s executives to the availability or continuance of any such plan or arrangement.

          (c) Executive shall be entitled to reimbursement for all reasonable travel, entertainment and other expenses incurred in connection with the Company’s business, provided that such expenses are (i) pre-approved by the Company if not in accordance with the Company’s policies, and (ii) adequately documented and vouchered in accordance with the Company’s policies. The Company shall pay or reimburse Executive for all usual and customary dues and subscriptions, consistent with the parties past practices, reasonably related to the performance of Executive’s responsibilities hereunder.

          (d) All stock options previously awarded to Executive, which shall be unaffected by this Agreement.

          (e) The Company shall reimburse Executive for all of the reasonable attorneys’ fees and disbursements incurred by Executive in connection with the negotiation of this Agreement.

     5. Term of Employment

     The term of Executive’s employment hereunder shall commence on January 1, 2005 and shall terminate three years from the date first set forth above, on December 31, 2007, or such earlier time in accordance with Section 8 hereof. This Agreement may be extended beyond December 31, 2007 upon the mutual written agreement of the parties hereto.

     6. Confidentiality

          (a) Executive agrees and covenants that, at any time during which Executive is employed by the Company (which, for purpose of this Section 6 shall include the Company’s subsidiaries and affiliates) and for a period of five (5) years after the date set forth above, or one (1) year after the expiration of the “Limited Period” (as that term is defined in Section 7 below), whichever is greater, Executive will not (without first obtaining the express permission of the Company) (i) divulge to any individual, partnership, corporation (including a business trust), limited liability company, joint stock company, trust, unincorporated association, joint venture, or other entity, or a government or any political subdivision or agency thereof (“Person”), or use (either by Executive or in connection with any business), any “Confidential Information” (as hereinafter defined in Section 6(c) hereof) or (ii) divulge to any Person, or use (either by Executive or in connection with any business), any “Trade Secrets” (as hereinafter defined in Section 6(c) hereof) to which Executive may have had access or which had been revealed to Executive during the course of Executive’s employment, unless such disclosure is pursuant to a court order, disclosure in litigation involving the Company or in any reports or applications required by law to be filed with any governmental agency, but only after at least ten (10) days prior written consultation with the Company.

          (b) Any interest in patents, patent applications, inventions, copyrights, developments, innovations, methods, processes, analyses, drawings, and reports (collectively, “Inventions”) which Executive may develop during the period Executive is employed under this Agreement (either during regular business hours or otherwise) relating to the fields in which the Company may then be engaged shall belong to the Company; and Executive shall disclose the Inventions to the Company and forthwith upon request of the Company, Executive shall execute all such assignments and other documents and take all such other action as the Company may reasonably request in order to vest in the Company all right, title, and interest in and to the Inventions free and clear of all liens, charges, and encumbrances.

          (c) As used in this Agreement, the term “Confidential Information” shall mean and include all information and data in respect of the Company’s (including its subsidiaries’ and affiliates’) operations, financial condition, products, customers and business (including, without limitation, artwork, photographs, specifications, facsimiles, samples, business, marketing or promotional plans, creative written material and information relating to characters, concepts, names, trademarks, tradenames, tradedress and copyrights) which may be communicated to Executive or to which Executive may have access in the course of Executive’s employment by the Company. Notwithstanding the foregoing, the term “Confidential Information” shall not include information which:

(i)	is, at the time of the disclosure, a part of the public domain through no act or omission by Executive; or

(ii)	is hereafter lawfully disclosed to Executive by a third party who or which did not acquire the information under an obligation of confidentiality to or through the Company.

     As used in this Agreement, the term “Trade Secrets” shall mean and include information, without regard to form, including, but not limited to, technical or non-technical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, or a list of actual or potential customers or suppliers which is not commonly known by or available to the public and which information (i) derives economic value, actual or potential, from not being known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. In addition, the term “trade secrets” includes all information protectible as “trade secrets” under applicable law.

     Nothing in this Section 6 shall limit any protection, definition or remedy provided to the Company under any law, statute or legal principle relating to Confidential Information or Trade Secrets.

          (d) Executive agrees that at the time of leaving the employ of the Company Executive will deliver to the Company and not keep or deliver to anyone else any and all notes, notebooks, drawings, memoranda, documents, and in general, any and all material relating to the business of the Company (except Executive’s personal files and records) or relating to any employee, officer, director, agent or representative of the Company.

          (e) The Company agrees that the provisions of this Section 6 are intended to address solely issues pertaining to confidentiality and not those pertaining to the restrictive covenants, all of which are addressed in Section 7 directly below.

     7. Restrictive Covenants

          (a) Non-Competition. Executive hereby agrees and covenants that during the period (“Non-Compete Period”) beginning with the initial commencement of Executive’s employment with the Company (including subsidiaries or affiliates) and ending on the last day of Executive’s employment with the Company, Executive will not, directly or indirectly, engage in or become interested (whether as an owner, principal, agent, stockholder, member, partner, trustee, venturer, lender or other investor, director, officer, employee, consultant or through the agency of any person or entity) in any business or enterprise that at any time during the Non-Compete Period shall be in whole or in substantial part competitive with any material part of the business conducted by the Company (which, for purposes of this Section 7 shall include the Company’s subsidiaries and affiliates; except that ownership of not more than 1% of the outstanding securities of any class of any entity that are listed on a national securities exchange or traded in the over-the-counter market shall not be considered a breach of this Section 7(a).

          (b) No Raid. Executive agrees and covenants that for the period commencing on the date hereof and ending one (1) year following the termination or expiration of Executive’s employment with the Company (the “Limited Period”), Executive will not (without first obtaining the written permission of the Company), directly or indirectly, divert or attempt to divert from the Company any business of any kind in which the Company or its subsidiaries or affiliates is engaged.

          (c) Non-Solicitation. Executive agrees and covenants that during the Limited Period, Executive will not (without first obtaining the written permission of the Company), on her own behalf or on behalf of any third party, directly or indirectly, recruit any individual who

Executive knows to be a then current employee, consultant or independent contractor of the Company, or any individual who Employee knows has served in any such capacity at any time six (6) months prior thereto, for employment or any other relationship (including but not limited to an independent contractor), or induce or seek to cause such person to terminate his or her employment or independent contractor arrangement with the Company. As used in Sections 7(a), 7(b) and 7(c) hereof, all references to the Company include the Company’s subsidiaries and affiliates. Notwithstanding anything contained herein to the contrary, it shall not be a violation of this Agreement in general or this Section 7(c) in particular for Executive to continue any affiliation with other Company employees or former Company employees in an investment group that otherwise is in compliance with the provisions of this Agreement.

          (d) Indemnification. The Company covenants and agrees to indemnify and hold harmless Executive, to the fullest extent allowed by governing law, from and in connection with any loss, cost, damage, claim and/or expense, including without limiting the generality of the foregoing, reasonable attorneys’ fees and disbursements, in the event Executive is made or threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (a “Proceeding”), by reason of the fact that Executive was an officer, director and/or employee of the Company, or as a result of Executive’s cooperation with the Company in connection with such Proceeding. Company and Executive shall be represented by a single counsel chosen and paid for by the Company; provided, however, that Executive shall have the right, in the event that it is determined in good faith by the parties that there is a legitimate conflict of interest between Executive and the Company, to choose to engage, at the Company’s expense, independent counsel in connection with such a Proceeding. The Company agrees to pay all out of pocket expenses incurred in connection with any Proceeding (including but not limited to the fees and expenses associated with the engagement of, and representation of Executive by, such independent counsel when engaged by Executive in if determined by the parties as aforesaid) when and as incurred, and in advance of the final disposition of such Proceeding. The provisions of this Section 7(d) shall survive the termination of this Agreement and shall apply to all times during which Executive was employed by the Company, including but not limited to prior to the date hereof. Notwithstanding anything contained herein to the contrary, the indemnification obligation set forth in this Section 7(d) shall not be affected, diminished or released by virtue of any other provision of this Agreement, the release set forth in Section 15(b), or the Release (Exhibit II) when and if executed by Executive.

     8. Termination

     The following termination provisions and benefits are in lieu of the benefits available under the Company’s written policies and procedures, as amended, and the Company’s Executive Change of Control Plan, as amended and the Company’s Executive Incentive Bonus and Severance Plan, as amended. Executive agrees that her termination provisions shall not be governed by such policies and plans.

          (a) Cause. Notwithstanding the terms of this Agreement, the Company may discharge Executive and terminate this Agreement for cause as defined in this Section 8(a) (“Cause”), which shall mean exclusively the following: (i) Executive’s willful and repeated refusal to perform the material aspects of her duties hereunder which is not remedied within thirty (30) days after receipt by Executive of written notice from the Company specifying in reasonable detail the duties Executive is alleged to have refused to perform, (ii) Executive’s willful and repeated refusal to follow a lawful directive of the Board commensurate with the Executive’s position which is not remedied within thirty (30) days after receipt by Executive of written notice from the Company specifying in reasonable detail the lawful directive(s) Executive is alleged to have refused to have followed, (iii) Executive’s commission of an act involving fraud, embezzlement, or theft against the property or personnel of the Company, (iv) Executive’s engagement in gross reckless conduct that the Company in good faith reasonably determines will have a material adverse affect on the reputation, business, assets, properties, results of operations or financial condition of the Company, which is not remedied (if capable of being remedied) within thirty (30) days after receipt by Executive of written notice from the Company specifying in reasonable detail Executive’s alleged reckless conduct to have neglected, or (v) Executive’s conviction of a felony or an act of moral turpitude or the entry of a plea of nolo contendere in respect thereof. In the event Executive is discharged pursuant to this Section 8(a), (i) Executive’s Base Salary, Bonus Compensation, participation in the Incentive Plan and all benefits under Section 4 hereof shall terminate immediately upon such discharge (subject to applicable law, such as pursuant to the applicable provisions of the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), and (ii) the Company shall have no further obligations to Executive except for payment and reimbursement to Executive for any monies due to Executive which right to payment or reimbursement accrued prior to such discharge.

          For purposes of this Section 8(a), it is expressly understood and agreed that any act or failure to act on the part of Executive based upon authority given pursuant to a resolution duly adopted by the Board or based upon instructions given by the Chief Executive Officer or other senior officer of the Company, or based upon advice of counsel for the Company, shall be conclusively deemed to have been done or omitted to be done in good faith and in the best interests of the Company. Upon the Company learning of any event, act or omission described or claimed to be described in the definition of Cause set forth in this Section 8(a), the Company shall be required to give notice of its intent to terminate for Cause to Executive within two hundred and seventy (270) days thereafter, specifying in reasonable detail the claimed event, act or omission. If the Company does not provide the notice of intent to terminate for cause within such two hundred and seventy (270) days of learning of an event, act or omission giving rise (or claimed by the Company to give rise) to Cause, then this Agreement will remain in full force and effect and, without further action by the parties, the Company shall have waived its right to terminate for Cause in respect of such specific event, act or omission.

          (b) Incapacity. Should Executive become incapacitated to the extent that Executive is unable to perform Executive’s duties pursuant to this Agreement for a period of more than one hundred twenty (120) days in any twelve (12) month period by reason of illness, disability or other incapacity, the Company may, subject to the requirements of applicable law, terminate this Agreement upon one month’s written notice at any time after said one hundred twenty (120) day period and the Company shall have no further obligations to Executive or her legal representatives thereafter except for payment and reimbursement to Executive or her legal representatives for any consideration due to Executive which right to payment or reimbursement accrued prior to such discharge, which includes (i) prorated Bonus Compensation and prorated

Incentive Plan Compensation in accordance with Section 3(b) and 3(d) hereof, respectively, through the date of discharge and (ii) the Restricted Shares in accordance with the vesting schedule set forth in Section 3(c) above.

          (c) Death. This Agreement shall terminate immediately upon the death of Executive, in which case the Company shall have no further obligations to Executive or her legal representatives except for payment and reimbursement to Executive, her estate or her legal representatives for any consideration due to Executive which right to payment or reimbursement accrued prior to Executive’s death, which includes (i) pro rated Bonus Compensation and pro rated Incentive Plan Compensation in accordance with Section 3(b) and 3(d) hereof, respectively, through the date of death, and (ii) the Restricted Shares in accordance with the vesting schedule set forth in Section 3(c) above.

          (d) Termination Without Cause. The Company may terminate Executive’s employment with the Company without Cause (as defined in Section 8(a) above), for any reason at any time, by giving written notice to that effect to Executive (the “Company Termination Notice”). Such termination shall become effective on the date specified in such notice (the “Effective Date”) provided that the Effective Date is not less than sixty (60) days from the date Executive is provided with such written notice. In the event of such a termination by the Company without Cause, Company shall pay the Executive the following: (i) all monies due to Executive which right to payment or reimbursement accrued prior to such discharge; (ii) Base Salary in accordance with the Company’s customary payroll practices for the remainder of the then-existing Term of this Agreement or for a period of twelve (12) months following the Effective Date of such termination, whichever is greater (the “Severance Period”), (iii) such Bonus Compensation (which may be pro rated, if applicable, based upon the number of days Executive was employed for the applicable calendar year), as Executive is entitled to receive in accordance with the provisions of Section 3(b) above, (iv) such Incentive Plan Compensation (which may be pro rated, if applicable, based upon the number of days Executive was employed for the applicable calendar year) as Executive is entitled to receive in accordance with the provisions of Section 3(d) above, and (v) an amount, payable monthly, equal to Executive’s monthly COBRA payments, increased to compensate for any amount withheld by the Company due to federal and state tax withholding requirements until the earlier of (A) the Severance Period or (B) Executive obtains health coverage from another source (the payments contemplated by subclauses (ii) and (v) inclusive, immediately preceding are collectively referred to herein as “Severance Compensation”). The Company’s payment of the Severance Compensation upon the termination of Executive’s employment without Cause is expressly subject to and contingent upon Executive executing and delivering to the Company contemporaneously upon such termination the Release.

          In addition, for purposes of both this Section 8(d) and Section 8(e) below, Executive’s entitlement to receive, and Company’s obligation to pay, the Severance Compensation, subject to the provisions of subclause 8(d)(v)(B) above, shall not be affected or reduced in the event Executive obtains other employment or consulting work. In addition, Executive shall not be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of the Agreement.

          In the event this Agreement is not extended or renewed (as may be modified by the parties), Executive will be deemed to have been terminated without Cause on the last day of the Term (and such last day shall be deemed to be the Effective Date without necessity of the minimum sixty (60) day notice period), and accordingly, Executive shall be entitled to receive Severance Compensation with respect to the immediately following twelve (12) month period, provided, however, that such right to Severance Compensation is expressly subject to and contingent upon Executive executing and delivering to the Company the Release contemporaneously upon the expiration of the Agreement.

          (e) Termination by the Executive for Good Reason. The Executive may terminate her employment under this Agreement at any time for Good Reason by giving written notice to the Company (the “Executive Termination Notice”). For purposes of this Section 8(e), “Good Reason” shall mean: (i) a material breach of this Agreement by the Company that is not cured within thirty (30) days after written notice of the alleged breach has been given to the Company by the Executive; (ii) the relocation of Executive’s principal place of employment to a location other than the Chicago, Illinois metropolitan area; (iii) a reduction in either Executive’s title as provided in Section 1 hereof or Executive’s Base Salary or other compensation as then currently in effect (i.e., inclusive of any increases subsequent to the execution hereof as provided in Section 3 above); (iv) a change in Executive’s reporting relationship such that Executive is no longer directly reporting to the Board, or the Company’s Chief Executive Officer; (v) a reduction in Executive’s bonus target level to below eighty percent (80%) of Base Salary, that is not cured within thirty (30) days after written notice of the breach has been given by Executive to the Company; or (vi) a material reduction (including all previous reductions during Executive’s employment after the execution of this Agreement, including all previous reductions which are not material when considered separately) in Executive’s duties, responsibilities and/or authority, as measured by any one or more of the following: (t) the removal of Executive from, or material reduction in participation as a member of, the executive management committee of the Company (which is not a Board committee) that is headed by the Company’s Chief Executive Officer and which includes such other executive officers of the Company as may be designated from time to time by the Company’s Chief Executive Officer; (u) the removal of Executive from her current position, or a material reduction in responsibility or authority for the management of, either or both Grubb & Ellis Management Services, Inc., and/or Grubb & Ellis Global Client Services; (v) the removal of Executive from her current position, or a material reduction in responsibility or authority for the management of, the Company’s Corporate Services Group as it currently exists; (w) a material reduction in access to, or ability to provide substantive input with respect to, the customer relationship management team/function for the Company’s strategic, institutional clients which alleged breach is not cured by the Company within thirty (30) days after written notice thereof has been given to the Company by Executive; (x) the appointment of any other current Company executive or employee to the position as president (or functional equivalent) of the Institutional Investment Group without the express written consent of Executive in advance of such appointment – provided, however, that it is expressly understood by Executive that the Company intends to hire a new executive to be the president (or functional equivalent) of the Company’s Institutional Investment Group which Executive expressly agrees the Company shall be permitted to do without any prior or subsequent approval by Executive, provided that such new executive is not then an employee or executive of the Company (in which event, the hiring of such new president (or functional equivalent) of the Company’s Institutional Investment Group shall not constitute a termination for Good Reason hereunder); (y) a material reduction in Executive’s access to, or ability to provide substantive input with respect to, the quality of services provided to the Company’s strategic, global clients by Grubb & Ellis Affiliates, Inc. and/or Grubb & Ellis’ International Alliance Partner which alleged breach is not cured by the Company within thirty (30) days after written notice thereof has been given to the Company by Executive; or (z) a material reduction (including all previous reductions during Executive’s employment after the execution of this Agreement, including all previous reductions which are not material when considered separately) in Executive’s duties, responsibilities and/or authority such that the gross revenues with respect to the business operations of the Company for which the Executive is responsible immediately subsequent to any change in duties or responsibilities is less than 70% of the annual budgeted revenues with respect to the business operations of the Company (as established by the Company in accordance with its standard procedures) which Executive was responsible for immediately prior to such change. In the event of a termination by Executive for Good Reason the Company shall pay to Executive the following: (i) all monies due to Executive which right to payment or reimbursement accrued prior to such termination, and (ii) the Severance Compensation. The Company’s payment of the Severance Compensation upon Executive’s termination for Good Reason is expressly subject to and contingent upon Executive executing and delivering to the Company contemporaneously with Executive’s termination for Good Reason the Release.

     (f) Termination by Executive without Good Reason. Executive may terminate her employment under this Agreement at any time by giving written notice to Company. Such termination shall become effective on the date specified in such notice, provided said date is not less than sixty (60) days after the delivery of the notice to Company. In the event of such a termination by Executive without Good Reason, the Company shall be relieved of further obligations under this Agreement, except for the payments and benefits that previously accrued prior to Executive’s last day of employment.

          (g) Termination in connection with a Change in Control. In the event that (i) the Executive is terminated by the Company without Cause, or Executive terminates the agreement for “Good Reason” (as defined in Section 8(e) above, but subject to the modification set forth herein below), within eighteen (18) months after a “Change in Control” (as defined below), or (ii) the Executive is terminated by the Company without Cause, or the Executive terminates the agreement for Good Reason, six (6) months prior to a Change in Control and in connection with or contemplation of a Change in Control by the Company, the Executive shall be entitled to receive (i) all monies due to Executive which right to payment or reimbursement accrued prior to such discharge, (ii) two (2) times the Executive’s Base Salary paid ratably over a period of twelve (12) months following the date of such termination in accordance with the Company’s customary payroll practices, as amended, and (iii) two (2) times the Executive’s “Applicable Bonus” (as defined below) paid ratably over a period of twelve (12) months following the date of such termination in accordance with the Company’s customary payroll practices. The Company’s payment of any amounts to Executive upon Executive’s termination upon a Change in Control, except with respect to monies due to Executive which right to payment or reimbursement accrued prior to discharge, is expressly subject to and contingent upon Executive executing and delivering to the Company contemporaneously upon such termination the Release.

     For purposes of this Agreement, the term “Change in Control” shall mean any of the following: (a) a transaction or series of transactions which results in the stockholders of Company, immediately prior to any such transaction or series of transaction, failing to beneficially own, immediately after the effective time of such transaction, securities of Company representing more than fifty percent (50%) of the combined voting power of Company’s then outstanding securities necessary to elect a majority of the Company’s directors, (b) Company shall in one transaction or a series of transactions effect a merger, consolidation, or exchange of its securities with any other entity which results in the stockholders of Company immediately before the effective time of such transaction failing to beneficially own, immediately after the effective time of such transaction, securities representing more than fifty percent (50%) of the combined voting power of the merged, combined or new entity’s outstanding securities necessary to elect a majority of the directors of the merged, combined or new entity, or (c) any person or entity, or persons or entities, acquires in a transaction or series of transactions, substantially all the assets of the Company.

     For purposes of this Agreement, the term “Applicable Bonus” shall mean (i) if the Change in Control occurs on or before, or as of, December 31, 2005, the cash bonus paid (or earned, if earned but not actually paid in full) for 2004, (ii) if the Change in Control occurs subsequent to (and not as of) December 31, 2005, but prior to (or as of) December 31, 2006, the average of the Bonus Compensation paid (or earned, if earned but not actually paid in full) to Executive during the immediately preceding two (2) years; and (iii) if the Change in Control occurs subsequent to (and not as of) December 31, 2006, the average of the Bonus Compensation paid (or earned, if earned but not actually paid in full) to Executive during the immediately preceding three (3) years. It is expressly understood and agreed that, notwithstanding anything set forth herein to the contrary, the Applicable Bonus shall not include any other payments other than as expressly provided in this Agreement.

          (h) The Change in Control payment contemplated in Section 8(g) and the Severance payment contemplated in Section 8(d) or Section 8(e), are mutually exclusive (i.e. Executive may be entitled to one or the other, but not both).

     9. Violation of Other Agreements

     Executive represents and warrants to the Company that Executive is legally able to enter into this Agreement and accept employment with the Company; that Executive is not prohibited by the terms of any agreement, understanding, law or policy from entering into this Agreement; that the terms hereof will not and do not violate or contravene the terms of any agreement, understanding, law or policy to which Executive is or may be a party, or by which Executive may be bound or subject; and that Executive is under no physical or mental disability that would hinder the performance of Executive’s duties under this Agreement.

     10. Specific Performance; Damages

     In the event of a breach or threatened breach of the provisions of Section 6 or Section 7 hereof, Executive agrees that the injury which could be suffered by the Company (which for purposes of this Section 10 shall include the Company’s successor-in-interest, subsidiaries and affiliates) would be of a character which could not be fully compensated for solely by a recovery of monetary damages. Accordingly, Executive agrees that in the event of a breach or threatened breach of Section 6 or Section 7 hereof, in addition to and not in lieu of any damages sustained by the Company and any other remedies which the Company may pursue hereunder or under any applicable law, the Company shall have the right to equitable relief, including but not limited to the issuance of a temporary or permanent injunction or restraining order, by any court of competent jurisdiction against the commission or continuance of any such breach or threatened breach, without the necessity of proving any actual damages.

     11. Notices

     Any and all notices, demands or requests required or permitted to be given under this Agreement shall be given in writing and sent, by registered or certified U.S. mail, return receipt requested, by hand, or by overnight courier, addressed to the parties hereto at their addresses set forth above (which in the case of the Company shall be directed to the attention of the Chief Executive Officer of the Company) or such other addresses as they may from time-to-time designate by written notice, given in accordance with the terms of this Section, together with copies thereof as follows:

     In the case of the Company, with a copy simultaneously by like means, to:

Grubb & Ellis Company
2215 Sanders Road, Suite 400
Northbrook, IL 60062
Attention: General Counsel

     In the case of Executive, with a copy simultaneously by like means, to:

Luke DeGrand
Luke DeGrand and Associates, P.C.
20 North Clark Street
Suite 1450
Chicago, IL 60602
(312) 236-9200

Notice given as provided in this Section shall be deemed effective: (i) on the date hand delivered, (ii) on the first business day following the sending thereof by overnight courier, and (iii) on the seventh calendar day (or, if it is not a business day, then the next succeeding business day thereafter) after the depositing thereof into the exclusive custody of the U.S. Postal Service.

     12. Taxes

     If, in the opinion of a nationally recognized accounting firm selected by Executive and reasonably acceptable to the Company, Executive has or will receive any compensation or recognize any income under this Agreement (or pursuant to any plan or other arrangement of the Company) which constitutes an “excess parachute payment” within the meaning of Section 280C(b)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (or of which a tax is otherwise payable under Section 4999 of the Code), then the Company shall pay Executive an additional amount (the “Additional Amount”) equal to the sum of (i) all taxes payable by the Executive under Section 4999 of the Code with respect to all such parachute payments (or otherwise) and the Additional Amount, plus (ii) all federal, state and local income taxes payable by the Executive with respect to the Additional Amount. The amounts payable pursuant to this Section 12 shall be paid by the Company to the Executive within thirty (30) days of the final written determination of the Additional Amount by the nationally recognized accounting firm that is selected hereunder.

     13. Waivers

     Except as otherwise expressly set forth herein, no waiver by any party of any default with respect to any provision, condition or requirement hereof shall be deemed to be a waiver of any other provision, condition or requirement hereof; nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

     14. Preservation of Intent; Set Off

     Should any provision of this Agreement be determined by a court having jurisdiction in the premises to be illegal or in conflict with any laws of any state or jurisdiction or otherwise unenforceable, the Company and Executive agree that such provision shall be modified to the extent legally possible so that the intent of this Agreement may be legally carried out.

     The Company’s obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against the Executive or others. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement, and except as specifically provided in Section 8(d)(v)(B), such amounts shall not be reduced whether or not the Executive obtains other employment.

     15. Entire Agreement; Termination of All Prior Agreements

          (a) This Agreement together with the exhibits, schedules and the plans referred herein, sets forth the entire and only agreement or understanding between the parties relating to the subject matter hereof (and all such exhibits, schedules and plans annexed hereto are incorporated herein by reference and constitute an integral part of this Agreement) and this Agreement supersedes and cancels all previous agreements, negotiations, letters of intent, correspondence, commitments, plans and representations in respect thereof among them, including, without limitation, any prior written or oral agreements and arrangements of any nature whatsoever, including but not limited to any special severance agreements. Accordingly, Executive expressly acknowledges and agrees that (A) this Agreement shall supercede (i) the Company’s Executive Change of Control Plan, dated May 10, 1999, as amended, (the “Change in Control Plan”), and (ii) the Company’s Executive Incentive Bonus and Severance Plan dated June 1, 2000, (the “Severance Plan”), neither of which shall be applicable to Executive in any manner whatsoever upon the execution hereof, and (B) that certain Change of Control Agreement by and between the Company and Executive dated May 26, 1999 (the “Change in Control Agreement”) all of which (the Change in Control Plan, the Severance Plan and the Change in Control Agreement) shall automatically be null and void upon the execution hereof. Executive expressly acknowledges and agrees that Executive’s agreement, upon the execution hereof, to no longer have any rights under the Change in Control Plan or under the Severance Plan, and to terminate the Change in Control Agreement, was a material inducement for the Company to enter into this Agreement, and the termination of all of Executive’s rights under the Change in Control Plan and the Severance Plan, and the termination of the Change in Control Agreement, is of the essence hereof.

          (b) In addition to the foregoing, each of Executive and the Company fully and forever release and discharge the other from any and all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty or equity, whether now known or unknown, which either Executive or the Company ever had, now have or hereafter can, shall or may, have for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of time to June 5, 2005, which is the date immediately preceding the execution hereof. As used in this section 15(b), the term Company shall expressly include the Company and all its subsidiaries, affiliates, predecessors, successors and assigns, and all of their respective officers, directors, employees, stockholders, fiduciaries, attorneys, accountants, representatives and agents. Similarly, as used in this Section 15(b), the term Executive shall expressly include Executive and all of her heirs, executors, administrators, successors and assigns and all of their respective fiduciaries, attorneys, accountants, representatives and agents. The parties mutually intend for the mutual general releases set forth in this Section 15(b) to be the broadest possible releases under the law. Accordingly, without in any way limiting the broadest possible nature of Executive’s general release of the Company, and to comply with all statutory and/or regulatory requirements, Executive specifically acknowledges and agrees that her release and discharge of the Company shall include and all claims arising under federal, state and local statutory law, regulatory law, and common law and include, but are not limited to, any and all claims under Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 1981, the Age Discrimination in Employment Act, the Family and Medical Leave Act, the Worker Adjustment and Retraining and Notification (“WARN”) Act, the Equal Pay Act, the Americans with Disabilities Act, the Fair Labor Standards Act, the Occupational Health and Safety Act, the Employee Retirement Income Security Act, Article 15 of the Executive Law of the State of New York (Human Rights Law), the New York City Human Rights Law, the Age Discrimination in Employment Act of 1967 (“ADEA”), 29 U.S.C. § 626, as amended, and all other federal, state and local laws regarding age discrimination, and all other federal, state and local laws regarding labor and employment, and all laws of contract, estoppel and tort. Accordingly, Executive is entitled to consider the terms of this Agreement (including this Section 15(b)) for twenty-one (21) days before signing it and may consult legal counsel if she so desires. Executive further understands that she may revoke this Agreement within seven (7) days after the day it is executed. Executive understands that if she revokes this Agreement, she will not be entitled to any of the payments or benefits set forth in Section 3 or Section 4 of this Agreement (other than for payment and reimbursement for any monies due to Executive which right to payment or reimbursement accrued prior to such date), or any of the other benefits of this Agreement. Executive further understands that if she does not revoke this Agreement within such seven (7) days, the Agreement (including this Section 15(b)) will be binding and enforceable. The Company expressly agrees that the provisions of this Section 15(b) shall not relieve the Company of its obligations to provide indemnification to Executive in accordance with the provisions of Section 7(d) of the Agreement.

     16. Inurement; Assignment

     The rights and obligations of the Company under this Agreement shall inure to the benefit of and shall be binding upon any successor of the Company or to the business of the Company, subject to the provisions hereof. The Company may assign this Agreement to any person, firm or corporation controlling, controlled by, or under common control with the Company. Neither this Agreement nor any rights or obligations of Executive hereunder shall be transferable or assignable by Executive.

     17. Amendment

     This Agreement may not be amended in any respect except by an instrument in writing signed by the parties hereto.

     18. Headings

     The headings in this Agreement are solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

     19. Counterparts

     This Agreement may be executed in any number of original or facsimile counterparts, each of which shall be deemed an original, but all of which when taken together shall constitute one and the same instrument.

     20. Governing Law; Disputes

     This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of Illinois, without giving reference to principles of conflict of laws. Any dispute or controversy arising under, out of, in connection with or in relation to this Agreement or any provision hereof shall be finally determined and settled by arbitration. Arbitration shall be initiated by one party making written demand upon the other party and simultaneously filing the demand in the office of the American Arbitration Association in

Chicago, Illinois. The arbitration proceeding shall be conducted in Chicago, Illinois by a single arbitrator in accordance with the applicable rules of the American Arbitration Association. The arbitration award shall be a final and binding determination of the dispute and shall be fully enforceable as an arbitration award exclusively in a court of competent jurisdiction located in Chicago Illinois. It is expressly agreed that the costs and legal fees incurred in connection with any such arbitration or any legal proceedings between the parties shall be borne by the parties as set forth in Exhibit V annexed hereto.

[Rest of page intentionally left blank.]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

EXECUTIVE:

/s/ Maureen A. Ehrenberg

MAUREEN A. EHRENBERG

COMPANY:

GRUBB & ELLIS COMPANY

By:	/s/ Mark E. Rose

Mark E. Rose
Chief Executive Officer

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